EX - 99.77C

First Trust/Four Corners Senior Floating
Rate Income Fund
Submission of Matters to a Vote of
Shareholders

The Joint Meeting of Shareholders of First
Trust Value Line(r) Dividend Fund, First
Trust/Four Corners Senior Floating Rate
Income Fund, Macquarie/First Trust Global
Infrastructure/Utilities Dividend & Income
Fund, First Trust/Value Line(r) & Ibbotson
Equity Allocation Fund, and First Trust/Four
Corners Senior Floating Rate Income Fund II was held on September 13, 2004. At the Annual Meeting the Fund's Board of Trustees, consisting of James A. Bowen, Niel B.
Nielson, and Richard E. Erickson were
elected by holders of Common and Preferred
Shares voting together as a single class, to serve an additional one year term. The number of votes cast for James A. Bowen was 4,802,084, the number of votes withheld was 33,265 and the number of abstentions was 82,944. The number of votes cast for Niel B.
Nielson was 4,793,384, the number of votes withheld was 41,965 and the number of abstentions was 82,944. The number of votes cast for Richard E. Erickson was 4,796,584, the number of votes withheld was 38,765 and the number of abstentions was 82,944.

Also at the Annual Meeting of Shareolders of the Fund, two of the Fund's Board of Trustees, Thomas R. Kadlec and David M.
Oster, were elected by the MMP Shares to serve an additional one year term. The number of votes cast for each Trustee was 2,280, and there were not votes withheld or abstained.